Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
SPESCOM SOFTWARE INC.

The undersigned certify that:

1.             They are the President and the Secretary, respectively, of Spescom Software Inc., a California corporation (the “Corporation”).

2.             Article I of the Articles of Incorporation of the Corporation is amended to read in its entirety as follows:

“The name of the corporation is Enterprise Informatics Inc.”

3.             Article III of the Articles of Incorporation of the Corporation is amended by amending Paragraph (a) thereof to read in its entirety as follows:

“(a)         This corporation is authorized to issue two classes of shares of stock, designated, respectively, as “Common Stock” and “Preferred Stock.”  The total number of shares of all classes of stock that this Corporation is authorized to issue is Two Hundred-One Million (201,000,000), consisting of Two Hundred Million (200,000,000) shares of Common Stock and One Million (1,000,000) shares of Preferred Stock.”

4.             The foregoing amendments of the Articles of Incorporation have been duly approved by the board of directors of the Corporation.

5.             The foregoing amendments of the Articles of Incorporation have been duly approved by the required vote of shareholders of the Corporation in accordance with Section 902 and Section 903 of the California Corporations Code.  The total number of outstanding shares entitled to vote thereon was 37,149,785, consisting of (i) 37,144,494 shares of Common Stock (the “Outstanding Common Shares”) and (ii) 5,291 shares of Preferred Stock, all of which were shares of Series F Convertible Preferred Stock (the “Outstanding Series F Preferred Shares”).  The total number of votes entitled to be cast by such outstanding shares was 48,902,272, consisting of (i) 37,144,494 votes, in the aggregate, entitled to be cast by the Outstanding Common Shares and (ii) 11,757,778 votes, in the aggregate, entitled to be cast by the Outstanding Series F Preferred Shares.  At no time during the period between and including the date duly fixed by the board of directors for purposes of determining the shareholders entitled to vote on the amendments and the date hereof have there been any outstanding shares of Series A Preferred Stock, Series D Convertible Preferred Stock or Series E Convertible Preferred Stock.  The number of votes cast in favor of the amendments equaled or exceeded the vote required, as specified in the following two sentences.  Approval of the amendments set forth in paragraph 2 and paragraph 3 hereof required greater than 50 percent of the 48,902,272 votes, in the aggregate, entitled to be cast by the Outstanding Common Shares and the Outstanding Series F Preferred Shares.  In addition, approval of the amendment set forth in paragraph 3 hereof required greater than 50 percent of the 37,144,494 votes, in the aggregate, entitled to be cast by the Outstanding Common Shares.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

DATED:  April 26, 2007

/s/ Alan Kiraly
Alan Kiraly
President

/s/ John W. Low
John W. Low
Secretary